UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

JAMES RIVER COAL COMPANY
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

470355207
(CUSIP Number)

James Forbes Wilson	with a copy to:
Carl Marks Management Company, L.P.	Allen B. Levithan, Esq.
900 Third Avenue, 33rd Floor	Lowenstein Sandler PC
New York, New York 10022	65 Livingston Avenue
(212) 909-8444	Roseland, New Jersey 07068
(973) 597-2424

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	470355207
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carl Marks Management Company, L.P.*
2. (a) ☐ (b) ☒	Check the Appropriate Box if a Member of a Group (See Instructions)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 751,652 Shares of Common Stock 8. Shared Voting Power: 0 9. Sole Dispositive Power: 751,652 Shares of Common Stock 10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 751,652 Shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.6%
14.	Type of Reporting Person (See Instructions): PN

*See Item 2.

Cusip No.	470355207
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew M. Boas*
2. (a) ☐ (b) ☒	Check the Appropriate Box if a Member of a Group (See Instructions)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 751,652 Shares of Common Stock 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 751,652 Shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 751,652 Shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.6%
14.	Type of Reporting Person (See Instructions): IN

*See Item 2.

Cusip No.	470355207
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert C. Ruocco*
2. (a) ☐ (b) ☒	Check the Appropriate Box if a Member of a Group (See Instructions)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power: 0 8. Shared Voting Power: 751,652 Shares of Common Stock 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 751,652 Shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 751,652 Shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.6%
14.	Type of Reporting Person (See Instructions): IN

*See Item 2.

Cusip No.	470355207
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Forbes Wilson*
2. (a) ☐ (b) ☒	Check the Appropriate Box if a Member of a Group (See Instructions)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 3,666** 8. Shared Voting Power: 751,652 Shares of Common Stock 9. Sole Dispositive Power: 3,666** 10. Shared Dispositive Power: 751,652 Shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 755,318** Shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.6%**
14.	Type of Reporting Person (See Instructions): IN
*See Item 2.

**Includes (i) 3,333 shares of Common Stock of the Issuer that are issuable upon exercise of options that are exercisable as of or within sixty days of May 24, 2005 and (ii) 333 restricted shares of Common Stock of the Issuer that have vested as of or will vest within sixty days of May 24, 2005, but excludes (i) 16,667 shares of Common Stock of the Issuer that are issuable upon exercise of options that are not exercisable within sixty days of May 24, 2005 and (ii) 1,667 unvested, restricted shares of Common Stock of the Issuer that do not vest within sixty days of May 24, 2005.

Item 2. Identity and Background.

(a)          This Schedule 13D is being jointly filed by (i) Carl Marks Management Company, L.P. (“CMMC”), a Delaware limited partnership, registered investment adviser and the sole general partner of (1) Carl Marks Strategic Investments, L.P. (“CMSI”), a private investment partnership that is the owner of certain of the shares of the Common Stock of the Issuer being reported in this Schedule, as amended, and (2) Carl Marks Strategic Investments, III, L.P. (“CMSIIII”), a private investment partnership that is the owner of the remaining shares of the Common Stock of the Issuer being reported on in this Schedule, as amended, and (ii) the three individual general partners of CMMC, Messrs. Andrew M. Boas, Robert C. Ruocco and James Forbes Wilson.

(b)          The address of the principal office of CMMC and the business address of each of Messrs. Boas, Ruocco and Wilson is 900 Third Avenue, 33rd Floor, New York, New York 10022.

(c)          The principal business of CMMC is investment management, including the management of CMSI and CMSIIII. The principal business of each of Messrs. Boas, Ruocco and Wilson is acting as general partner of CMMC. Mr. Wilson is also a director of the Issuer.

(d)          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Messrs. Boas, Ruocco and Wilson are each citizens of the United States.

Item 5. Interest in Securities of the Issuer.

(a) - (b) Based upon the information contained in the Issuer’s prospectus filed with the Securities and Exchange Commission on May 26, 2005 pursuant to Rule 424(b)(3) (the “Prospectus”), there were issued and outstanding 16,240,694 shares of Common Stock as of May 24, 2005 (which includes 1,500,000 newly issued shares of Common Stock as of May 24, 2005 offered pursuant to the Prospectus). As of May 24, 2005, CMSI held 710,471 shares of Common Stock and CMSIIII held 41,181 shares of Common Stock. Thus, as of May 24, 2005, for the purposes of Reg. Section 240.13d-3, CMMC, in its capacity as the sole general partner of CMSI and CMSIIII, may be deemed to be the beneficial owner of the 751,652 shares of Common Stock owned, in the aggregate, by CMSI and CMSIIII, constituting approximately 4.6% of the shares of Common Stock deemed issued and outstanding as of that date. CMMC may be deemed to have sole voting and dispositive power over the 751,652 shares of Common Stock owned, in the aggregate, by CMSI and CMSIIII.

In his capacity as a general partner of CMMC, Mr. Boas may be deemed to be the beneficial owner of the 751,652 shares of Common Stock owned, in the aggregate, by CMSI and CMSIIII, constituting approximately 4.6% of the shares of Common Stock deemed issued and outstanding as of May 24, 2005. Mr. Boas may be deemed to have shared voting and dispositive power over the 751,652 shares of Common Stock owned, in the aggregate, by CMSI and CMSIIII.

In his capacity as a general partner of CMMC, Mr. Ruocco may be deemed to be the beneficial owner of the 751,652 shares of Common Stock owned, in the aggregate, by CMSI and CMSIIII, constituting approximately 4.6% of the shares of Common Stock deemed issued and outstanding as of May 24, 2005. Mr. Ruocco may be deemed to have shared voting and dispositive power over the 751,652 shares of Common Stock owned, in the aggregate, by CMSI and CMSIIII.

In his capacity as a general partner of CMMC, Mr. Wilson may be deemed to be the beneficial owner of the 751,652 shares of Common Stock owned, in the aggregate, by CMSI and CMSIIII, constituting approximately 4.6% of the shares of Common Stock deemed issued and outstanding as of May 24, 2005. Mr. Wilson may be deemed to have shared voting and dispositive power over the 751,652 shares of Common Stock owned, in the aggregate, by CMSI and CMSIIII. In addition, Mr. Wilson has sole voting and dispositive power over 2,000 restricted shares of Common Stock, 333 shares of which vested as of or will vest within sixty days of May 24, 2005, and options to acquire 20,000 shares of Common Stock, 3,333 of which are exercisable as of or within sixty days of May 24, 2005. Thus, as of May 24, 2005, for purposes of Reg. Section 240.13d-3, Mr. Wilson may be deemed to be the beneficial owner of 755,318 shares of Common Stock, in the aggregate, constituting approximately 4.6% of the shares of Common Stock deemed issued and outstanding as of that date.

(c)          During the sixty days prior to May 24, 2005, the only transactions in shares of Common Stock by CMSI, CMSIIII, the Reporting Persons or any person or entity controlled by any of them or any person or entity for which any of them possesses voting or investment control over the securities thereof was the sale as of May 24, 2005 by CMSI and CMSIII of 1,890,427 and 109,573 shares of Common Stock, respectively, at a price of $32.50 per share (each of which was effected in an ordinary brokerage transaction in accordance with the Prospectus). In addition, on May 7, 2005, the Issuer granted to Mr. Wilson 1,000 restricted shares of Common Stock and options to acquire 10,000 shares of Common Stock at an exercise price of $33.57 per share in his capacity as a director of the Issuer.

(e)          The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock deemed issued and outstanding as of May 24, 2005.

Item 7.          Material to be Filed as Exhibits.

1.          Joint Filing Agreement.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2005

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CARL MARKS MANAGEMENT COMPANY, L.P.

By:	/s/ James Forbes Wilson
Name: James Forbes Wilson Title: General Partner

/s/ Andrew M. Boas
Andrew M. Boas

/s/ Robert C. Ruocco
Robert C. Ruocco

/s/ James Forbes Wilson
James Forbes Wilson

EXHIBIT INDEX

1.          Joint Filing Agreement.

EXHIBIT 1

Agreement Relating to Joint Filing of Statement on Schedule 13D As Amended

This will confirm the agreement by and among the undersigned that the Statement on Schedule 13D, as amended (the “Statement”), filed on or about this date with respect to the beneficial ownership by the undersigned of shares of Common Stock, $0.01 par value per share, of James River Coal Company, a Virginia corporation, is being filed on behalf of the undersigned.

Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, that each person on whose behalf the Statement is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in one or more counterparts by each of the undersigned, and each of which, taken together, shall constitute one and the same instrument.

Date: June 21, 2005

CARL MARKS MANAGEMENT COMPANY, L.P.

By:	/s/ James Forbes Wilson
Name: James Forbes Wilson Title: General Partner

/s/ Andrew M. Boas
Andrew M. Boas

/s/ Robert C. Ruocco
Robert C. Ruocco

/s/ James Forbes Wilson
James Forbes Wilson